                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                                GALAXY CABLE INC.
                               (Name of Applicant)

                     ONE FIRST NATIONAL PLAZA, FOURTH FLOOR
                            SIKESTON, MISSOURI 63801
                                 (573) 472-8236
                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                  AMOUNT
-------------------------------------------------           -----------
12% Senior Subordinated Notes due October 1, 2006           $40,000,000



Approximate date of proposed public offering:   As soon as practicable after
                                                qualification of the indenture
                                                covered hereby.

Name and address of agent for service:          C. Ronald Dorchester
                                                President
                                                Galaxy Cable Inc.
                                                One First National Plaza,
                                                Fourth Floor
                                                Sikeston, Missouri 63801

                                                with copies to:

                                                Joseph S. von Kaenel, Esq.
                                                Armstrong Teasdale LLP
                                                One Metropolitan Square,
                                                Suite 2600
                                                St. Louis, Missouri 63102

The Obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(a) of the Act, may determine upon written request of the obligor.

                                     GENERAL

ITEM 1.   GENERAL INFORMATION. Furnish the following information as to the
          Applicant:

          (a)  Form of organization: A Corporation.

          (b)  State or other sovereign power under the laws of which organized:
               State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

The securities are being issued under the Chapter 11 Joint Prepackaged Plan of Reorganization of Galaxy Telecom, L.P. and Galaxy Telecom Capital Corp. in reliance upon the exemption from registration contained in 11 U.S.C. ss. 1145(a).

                                  AFFILIATIONS

ITEM 3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

The following entities may be deemed current affiliates of the Applicant:

          Galaxy Telecom, L.P., which owns all of the currently outstanding capital stock of Applicant.

          Galaxy Telecom Investments, LLC owns 99% of the general partner interests of Galaxy Telecom, L.P., which in turn owns 100% of the Applicant.

          Galaxy Telecom, Inc., which is the General Partner of Galaxy Telecom, L.P. with a 1% general partner interest.

          Galaxy Telecom Capital Corp., which is a wholly-owned subsidiary of Galaxy Telecom, L.P.

After consummation of the Chapter 11 Joint Prepackaged Plan of Reorganization of Galaxy Telecom, P.L. and Galaxy Telecom Capital Corp., the following entities may be deemed affiliates of the Applicant based on the relationships set forth below:

          Cerberus International, Ltd. and Cerberus Partners, L.P. will control over 50% of the stock of Applicant and nominate a majority of its Board of Directors. Both entities are investment funds ultimately controlled by Stephen A. Feinberg whose address is 450 Park Avenue, New York, NY 10022.

Some of Applicant's directors and executive officers listed in Item 4 may be deemed to be affiliates of the Applicant by virtue of their positions.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

The following table sets forth the names, positions and mailing addresses of all the directors and executive officers of the Applicant as of the date of this application.

    NAME                   MAILING ADDRESS              POSITION
    ----                   ---------------              --------
Seth P. Plattus                   *               Chairman of the Board

C. Ronald Dorchester              *               President and Treasurer

William A. Chain                  *               Vice President and Secretary

Stephen Singer                    *               Director

Emily Fine                        *               Director

Roddy Edge                        *               Director

* The mailing address for each officer and director is c/o Galaxy Cable Inc., One First National Plaza, Fourth Floor, Sikeston, Missouri 63801.


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ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

 NAME AND COMPLETE MAILING ADDRESS                  AMOUNT OWNED               PERCENTAGE OF VOTING SECURITIES OWNED
 ---------------------------------                  ------------               -------------------------------------
Galaxy Telecom, L.P.                                 one share                                100%
One First National Plaza, Fourth Floor
Sikeston, Missouri 63801

Upon consummation of the Chapter 11 Joint Prepackaged Plan of Reorganization of Galaxy Telecom, L.P. and Galaxy Telecom Capital Corp., the Applicant will issue 7,599,999 shares of the Common Stock to Galaxy Telecom, L.P., which will then own 7,600,000 shares constituting all of Applicant's outstanding capital stock, all of which 7,600,000 shares will then be distributed to former creditors and equity holders of Galaxy Telecom, L.P. The former equity holders of Galaxy Telecom, L.P. will also be issued five year warrants entitling them to purchase an aggregate of 400,000 shares of the Applicant's Common Stock at a price per share to be determined at the time of issuance based on an enterprise value for the Applicant of $110,000,000.

As described in Item 3, Cerberus International, Ltd. and Cerberus Partners, L.P. will control over 50% of the stock of Applicant and nominate a majority of its Board of Directors.

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          (a) The Applicant was incorporated on December 12, 2001 and no person has acted as an underwriter with respect to any securities issued by the Applicant.
          (b) There are no underwriters of the securities that are the subject of this application.

                               CAPITAL SECURITIES

ITEM 7.   CAPITALIZATION.

          (a) Furnish the following information as to each authorized class of securities of the Applicant.

               As of March 1, 2002, Applicant's authorized and outstanding Common Stock was as follows:

TITLE OF CLASS                           AMOUNT AUTHORIZED       AMOUNT OUTSTANDING
--------------                           -----------------       ------------------
Common Stock, par value $.01 per share       8,000,000                One share

Upon consummation of the Chapter 11 Joint Prepackaged Plan of Reorganization of Galaxy Telecom, L.P. and Galaxy Telecom Capital Corp. (the "Plan"), the Applicant will issue pursuant to the Plan (i) the indenture securities consisting of $40,000,000 principal amount of 12% Senior Subordinated Notes due October 1, 2006 and (ii) 7,599,999 shares of the Common Stock to Galaxy Telecom, L.P., which will then own 7,600,000 shares constituting all of Applicant's outstanding capital stock, all of which 7,600,000 shares will then be distributed to former creditors and equity holders of Galaxy Telecom, L.P. The former equity holders of Galaxy Telecom, L.P. will also be issued five year warrants entitling them to purchase an aggregate of 400,000 shares of the Applicant's Common Stock at a price per share to be determined at the time of issuance based on an enterprise value for the Applicant of $110,000,000.

          (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Set forth below is a brief outline of the voting rights and certain other material terms of the Applicant's capital stock.

The rights of Applicant's stockholders are governed by the Delaware General Corporation Law and by Applicant's Certificate of Incorporation and Bylaws. Holders of the Applicant's common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of the Applicant's common stock do not have preemptive rights to subscribe for or to purchase any additional shares. Holders of common stock are entitled to receive dividends when declared by the Applicant's Board of Directors out of funds legally available therefor.

The Certificate of Incorporation eliminates the personal liability of the Applicant's directors to it or its stockholders for monetary damages except for liability for (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which


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involve intentional misconduct or knowing violation of law, (iii) unlawful corporate distributions or (iv) for any transactions from which the director derived an improper personal benefit.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

Set forth below is an analysis of certain provisions of the Indenture as required by Section 305(a)(2) of the Act. Reference is made to Indenture for the full terms and provisions thereof.

Defined terms used in response to this Item 8 that are not otherwise defined in this application shall have the meanings given to such terms in the Indenture dated as of March ____, 2002 between Galaxy Cable Inc. and The Bank of New York, as Trustee (the "Indenture").

       (1) The definition of what shall constitute a default under such indenture, and the withholding of notice to the indenture security holders.

              An Event of Default will occur under the Indenture if:

              (i) the Company shall fail to pay interest on the Notes when the same becomes due and payable and such failure shall continue for 30 days;

              (ii) the Company shall fail to pay principal of or premium, if any, on the Notes when and as the same shall become due and payable at maturity, upon acceleration, optional or mandatory redemption, required repurchase, or otherwise;

              (iii) the Company shall fail to comply with any of its agreements or covenants set forth in the Indenture under the captions "Change of Control," "Disposition of Proceeds of Asset Sales" or the limitations on mergers and sale of assets set forth under the caption "Successor Corporation;"

              (iv) the Company shall fail to comply with any of its other agreements or covenants in, or provisions of, the Notes or the Indenture and such failure shall continue for a period of 30 days after written notice is given to the Issuer by the Trustee or by the holders of 25% in aggregate principal amount of the Notes then outstanding;

              (v) an event of default occurs (after giving effect to any applicable grace or cure period) under any mortgage, indenture or other instrument governing any Indebtedness of the Company or any Subsidiary, if (a) such event of default results from the failure to pay at maturity $5.0 million or more in principal amount of such Indebtedness or (b) as a result of such event of default the maturity of $5.0 million or more in principal amount of such Indebtedness has been accelerated prior to its stated maturity;

              (vi) any final judgments aggregating $5.0 million or more shall be rendered against the Company or a Subsidiary and shall remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days;

              (vii) failure by the Company to notify the Trustee within 20 days of becoming aware of any Default or Event of Default setting forth the details thereof and action taken or contemplated by the Company with respect thereto;

              (viii) any Collateral Documents are found to be invalid or unenforceable in any material respect or not in full force and effect for more than 10 days or the Company or any Person acting on its behalf disavows liability for any of its obligations or fails to perform any of its obligations under any of the Collateral Documents; or

              (ix) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Subsidiary shall have occurred.

              Under the Indenture, within 30 days after the occurrence of any event that with the passing of time or giving of notice or both would be an Event of Default, the Trustee is required to give notice of such event to all Holders, provided that the Trustee may refrain from giving such notice if and so long as the Trustee determines that, except in the case of a Default in the payment of any of the principal of, premium, if any, or interest on any Note, the withholding of such notice is in the interest of the Holders.


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       (2)    The authentication and delivery of the indenture securities and the application of the proceeds thereof.

              The Notes issued under the Indenture shall contain the manual or facsimile signature of an officer of the Company, but no Note shall be entitled to any benefit under the Indenture unless there appears on such Note a certificate of authentication manually executed by an officer of the Trustee. Each Note shall be dated the date of its authentication.

              Because the Notes are being issued in exchange for certain other previously issued notes pursuant to the Chapter 11 Joint Prepackaged Plan of Reorganization of Galaxy Telecom, L.P. and Galaxy Telecom Capital Corp., the issuance of the Notes does not involve the receipt of any proceeds and thus the Indenture does not contain any provisions regarding the application of proceeds of indenture securities.

       (3) The release or the release and substitution of any property subject to the lien of the indenture.

              The Notes to be issued under the Indenture will be secured by a second priority lien on substantially all of the assets of the Applicant. The Indenture provides that, to the extent applicable, the Company will cause Section 314(d) of the Trust Indenture Act to be complied with relating to the release of any property from liens securing the Notes.

       (4)    The satisfaction and discharge of the indenture.

              The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Issuer has irrevocably deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit; (ii) the Issuer has paid or caused to be paid all other sums payable under the Indenture by the Issuer; and (iii) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with an that such deposit does not violate the subordination provision set forth in Article Twelve of the Indenture.

       (5) The evidence required to be furnished by the obligor upon the indenture securities to the trustee as to compliance with the conditions and covenants provided for in such indenture.

              The Indenture requires that the Company provide the Trustee with the following:

              (i) within 60 days after the end of each of the first three fiscal quarters and within 90 days after the end of the Company's Fiscal Year an Officer's Certificate stating whether or not the signer knows of any Default or Event of Default under the Indenture occurring during such fiscal period and describing any such Default or Event of Default that has occurred and the status thereof;

              (ii) at least annually a certificate signed by the chief financial officer (or if it does not have a chief financial officer, its principal executive, financial or accounting officer) as to his or her knowledge as to the Company's compliance with the Indenture without regard to any grace period or notice requirement;

              (iii) within 90 days after the end of each fiscal year a written statement from the Company's independent certified public accountant regarding any Default or Event of Default under the Indenture of which they have become aware; and

              (iv) as soon as possible, and in any event within 10 days after the Company becomes aware of the occurrence of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

       No other persons are obligors under the indenture securities.


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



Contents of application for qualification. This application for qualification comprises--

              (a)    Pages numbered 1 to 6, consecutively.

              (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (included herein as Exhibit 99 and incorporated herein by this reference).

              (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

                     Exhibit T3A    Certificate of Incorporation of the
                                    Applicant, as now in effect.

                     Exhibit T3B    By-Laws of the Applicant.

                     Exhibit T3C    Indenture dated as of March ____, 2002
                                    between Galaxy Cable Inc., as Company, and
                                    The Bank of New York, as Trustee.

                     Exhibit T3D    Disclosure Statement dated September 17,
                                    2001, with respect to the Prepetition
                                    Solicitation of Votes with respect to the Joint Prepackaged Plan of Reorganization of
                                    Galaxy Telecom, L.P. and Galaxy Telecom
                                    Capital Corp.

                     Exhibit T3E    Cross reference sheet showing the location
                                    in the indenture of the provisions inserted therein pursuant to Section 310.

                     Exhibit 99 Form T-1, Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as Trustee.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Galaxy Cable Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Sikeston, and State of Missouri, on the 13th, day of March, 2002.

(SEAL)

                                        GALAXY CABLE INC.

                                        By:/s/ C. Ronald Dorchester
                                           -------------------------------------
                                        Name:  C. Ronald Dorchester
                                             -----------------------------------
                                        Title:    President
                                              ----------------------------------

Attest: /s/ William A. Chain
        ---------------------------
        William A. Chain




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